CURALEAF HOLDINGS, INC. REPORT OF VOTING RESULTS TO: British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Financial and Consumer Services Division (Prince Edward Island) Office of the Superintendent of Securities Service, Newfoundland and Labrador Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities (Northwest Territories) Office of the Superintendent of Securities, Nunavut In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general and special meeting of shareholders of Curaleaf Holdings, Inc. (the "Company") held on June 22, 2026 (the "Meeting"). Each of the matters set out below is described in greater detail in the Company's management information circular (the "Circular") dated May 7, 2026, as supplemented by the supplement to the Circular dated June 15, 2026. 1. Setting the Number of Directors The number of directors was fixed at ten (10) directors. The results of the votes cast are set out below: Votes For (%) Votes Against (%) 99.884% 0.116% 2. Election of Directors Each of the seven (7) director nominees listed in the Circular was elected as a director of the Company until the next annual general meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below: Nominee Votes For (%) Votes Withheld (%) Michelle Bodner 99.925% 0.075% Faith Charles 99.909% 0.091% Torsten Greif 99.745% 0.255% Karl Johansson 97.156% 2.844% Boris Jordan 97.360% 2.640% Joseph Lusardi 99.744% 0.256% Shasheen Shah 99.778% 0.222%

- 2 - 3. Appointment of Auditors BDO USA, P.C. was appointed as the auditors of the Company until the next annual meeting of shareholders and the board of directors of the Company was authorized to fix the remuneration and terms of engagement of the auditors. The results of the votes cast are set out below: Votes For (%) Votes Withheld (%) 99.977% 0.023% 4. Approval of Unallocated Awards Under the LTIP The ordinary resolution approving the continued ability of the Company to issue awards under the Company's 2018 Stock and Incentive Plan (as amended from time to time), including the approval of unallocated awards thereunder, as more particularly described in the Circular, was approved. The vote on this resolution was required to be approved by the affirmative vote of not less than a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. The results of the votes cast are set out below: Votes For (%) Votes Against (%) 97.298% 2.702% 5. Amendment to the Articles of the Company The special resolution (the “Amendment Resolution”) in respect of the amendment to the articles of the Company having the effect of amending the share capital of the Company such that the automatic conversion feature of the dual-class share structure of the Company pursuant to which the multiple voting shares of the Company (the "Multiple Voting Shares") would automatically convert into subordinate voting shares of the Company (the "Subordinate Voting Shares"), on a one-to-one basis, on the date following the first annual general meeting of the shareholders of the Company following the date on which the Subordinate Voting Shares become listed or quoted on the Nasdaq Stock Market, New York Stock Exchange or another exchange or marketplace approved by the board of directors of the Company, will be removed from the articles of the Company, was approved. The full text of the Amendment Resolution is set forth in Appendix C to the Circular. The Amendment Resolution was required to be approved by: (i) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Subordinate Voting Shares and Multiple Voting Shares present in person or represented by proxy, voting together as a single class; (ii) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Multiple Voting Shares present in person or represented by proxy, voting as a class; (iii) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Subordinate Voting Shares present in person or represented by proxy, voting as a class; and (iv) for the purpose of confirming the requisite minority approval under Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a majority of the votes cast at the Meeting by the holders of Subordinate Voting Shares, excluding the votes attached to the following shares (the numbers shown are those known to the Company

- 3 - as at the date of the Circular, after reasonable inquiry): 50,742,181 Subordinate Voting Shares beneficially owned or over which control or direction is exercised by Boris Jordan, Chairman and Chief Executive Officer of the Company or by related parties of Mr. Jordan and persons acting jointly or in concert with Mr. Jordan (including affiliates and associated), if any. The results of the votes cast are set out below: Votes For (%) Votes Against (%) Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class 97.008% 2.992% Multiple Voting Shares 100.000% N/A Subordinate Voting Shares 83.072% 16.928% Subordinate Voting Shares except those required to be excluded by MI 61-101 79.663% 20.337% 6. Option Exchange Program The ordinary resolution (the “Option Exchange Resolution”) approving the implementation of an exchange program whereby up to 10,070,478 of the Company's currently outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding U.S.$5.00 (“Eligible Options”) will be exchanged for restricted share units of the Company (the "Option/RSU Exchange"), as more fully described in the Circular, was approved. The Option Exchange Resolution was required to be approved by: (i) a simple majority of the votes cast by the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares, voting together as a single class; and (ii) as it relates to the participation of the insiders of the Company in the Option/RSU Exchange, a simple majority of the votes cast by the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares, voting together as a single class, excluding the votes attached to the Subordinate Voting Shares and Multiple Voting Shares held or over which direction or control is exercised, directly or indirectly, by insiders of the Company who are holders of Eligible Options (being Boris Jordan, Chairman and Chief Executive Officer, Joseph Lusardi, Executive Vice-Chairman, Ed Kremer, Chief Financial Officer, Peter Clateman, Chief Legal Officer, and Camilo Lyon, Chief Investment Officer), representing 61,432,923 Subordinate Voting Shares and 93,970,705 Multiple Voting Shares (being all of the issued and outstanding Multiple Voting Shares) as of May 5, 2026, as required under applicable stock exchange rules and applicable securities legislation. The results of the votes cast are set out below: Votes For (%) Votes Against (%) Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class 96.960% 3.040% Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class, excluding those shares held or controlled, directly or indirectly, by insiders of the Company who are holders of Eligible Options 78.424% 21.576%

- 4 - 7. Arrangement Resolution The special resolution (the “Arrangement Resolution”) in respect of the proposed plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) involving, among other things, the continuation of the Company out of British Columbia, Canada to the State of Delaware in the United States, the full text of which is set forth in Appendix D to the Circular, was approved. The Arrangement Resolution was required to be approved by at least two-thirds (2/3) of the votes cast by the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares (voting together as a single class) present in person or represented by proxy at the Meeting. The results of the votes cast are set out below: Votes For (%) Votes Against (%) 99.934% 0.066% * * * * * DATED this 22nd day of June, 2026 Per: CURALEAF HOLDINGS, INC. (signed) "Peter Clateman" Name: Peter Clateman Title: Chief Legal Officer